TRIDAN CORP.
                                  ------------

                      Statement Pursuant to Rule 17g-1 (g)
                      ------------------------------------

      I hereby certify that the following resolution was duly adopted on May 25, 2006 by the unanimous vote of the board of directors of Tridan Corp.

      RESOLVED, that renewal of the Investment Company Asset Protection Bond No. 81392035, issued by Vigilant Insurance Company for the period April 28, 2006 to April 28, 2007, in the amount of $350,000 against larceny and embezzlement, covering officers and employees of the company pursuant to Rule 17g-1 under the Investment Company Act of 1940, is hereby approved with respect to both form and amount.

Premiums have been paid for the period April 28, 2006 to April 28, 2007.

Dated: May 25, 2006

                                       /s/ I. Robert Harris
                                       -----------------------------------------
                                                 I. Robert Harris
                                                 Secretary

[CHUBB LOGO] Chubb Group of Insurance Companies         DECLARATIONS
                                                        FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059         COMPANY ASSET PROTECTION BOND
-----------------------------------------------------------------------------------------------------------

NAME OF ASSURED (including its Subsidiaries):           Bond Number: 81392035

TRIDAN CORP.
                                                        VIGILANT INSURANCE COMPANY

261 WEST 35TH STREET,  16TH FLOOR                       Incorporated under the laws of New York
                                                        a stock insurance company herein called the COMPANY

NEW YORK, NY 10001
                                                        55 Water Street, New York NY 10041-2899
-----------------------------------------------------------------------------------------------------------

ITEM 1.     BOND PERIOD: from   12:01 a.m. on April 28, 2006
                           to   12:01 a.m. on April 28, 2007

ITEM 2.     LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

            If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

                                                                     DEDUCTIBLE
INSURING CLAUSE                                  LIMIT OF LIABILITY    AMOUNT
-----------------------------------------------  ------------------  ----------
 1.  Employee                                    $          350,000  $   10,000
 2.  On Premises                                 $          350,000  $   10,000
 3.  In Transit                                  $          350,000  $   10,000
 4.  Forgery or Alteration                       $          350,000  $   10,000
 5.  Extended Forgery                            $          350,000  $   10,000
 6.  Counterfeit Money                           $          350,000  $   10,000
 7.  Threats to Person                           $      Not Covered  $     None
 8.  Computer System                             $      Not Covered  $     None
 9.  Voice initiated Funds Transfer Instruction  $      Not Covered  $     None
10.  Uncollectible Items of Deposit              $      Not Covered  $     None
11.  Audit Expense                               $           25,000  $    5,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

/s/ [ILLEGIBLE]                                       /s/ [ILLEGIBLE]

          Secretary                                      President

Countersigned by                                     /s/ [ILLEGIBLE]
                 ------------------------   ------------------------------------
                                                  Authorized Representative

--------------------------------------------------------------------------------
ICAP Bond (5-98) - Vigilant
Form 17-02-1422 (Ed. 5-98)                                           Page 1 of 1

[CHUBB LOGO]
--------------------------------------------------------------------------------

                                                      VIGILANT INSURANCE COMPANY

                                                      Endorsement No: 1 DFI

                                                      Bond Number: 81392035

NAME OF ASSURED: TRIDAN CORP.

--------------------------------------------------------------------------------

                    TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.    By adding to Section 13., Termination, the following:

      "Termination By The Company

      Bonds In Effect For More Than Sixty (60) Days

      If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

      1.    Nonpayment of premium;

      2. Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

      3. Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

      4. Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

      5. Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

      6. Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY'S solvency or would place the COMPANY in violation of the insurance laws of any state;

      7. Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY'S policyholders, creditors or the public;

      8.    Such other reasons that are approved by the Commissioner;

      9. Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

      10.   Substantial   breaches  of   contractual   duties,   conditions   or
            warranties; or

      11. Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 1

      Bonds In Effect Sixty (60) Days Or Less

      If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

      Notice Of Termination

      Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

      If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

      All notice of cancellation shall state the reason(s) for cancellation.

      There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

      Notice Of Nonrenewal

      If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED'S agent or broker, if any.

      Such notice shall contain all of the following:

      a.    Bond Number:

      b.    Date of Notice;

      c.    Reason for Cancellation;

      d.    Expiration Date of the Bond;

      e.    Effective Date and Hour of Cancellation.

      Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 2

[CHUBB LOGO]
--------------------------------------------------------------------------------

      Return Premium Calculations

      Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

      Conditional Renewal

      If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first."

2. It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on April 28,2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 21, 2006                        By       /s/ [ILLEGIBLE]
                                              ----------------------------------
                                                  Authorized Representative

ICAP Bond
Form 17-02-1360 (Rev. 10-99)                                              Page 3

                                  Chubb & Son, div. of Federal Insurance Company
                                        as manager of the member insurers of the
[CHUBB LOGO]                                  Chubb Group of Insurance Companies
--------------------------------------------------------------------------------

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (for policies with no terrorism exclusion or sublimit)

You are hereby notified that, under the Terrorism Risk Insurance Act of 2002 (the "Act") effective November 26, 2002, this policy makes available to you insurance for losses arising out of certain acts of international terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 90% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is:
$ -0-.

If you have any questions about this notice, please contact your agent or broker.

Form 10-02-1281 (Ed. 1/2003)

[CHUBB LOGO]
--------------------------------------------------------------------------------

                            The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

--------------------------------------------------------------------------------
Insuring Clauses

Employee                    1.    Loss   resulting   directly  from  Larceny  or
                                  Embezzlement committed by any Employee, alone or in collusion with others.

--------------------------------------------------------------------------------
On Premises                 2.    Loss  of  Property   resulting  directly  from
                                  robbery, burglary, false pretenses, common law
                                  or statutory larceny, misplacement, mysterious
                                  unexplainable      disappearance,      damage,
                                  destruction or removal, from the possession, custody or control of the ASSURED, while such Property is lodged or deposited at premises located anywhere.

--------------------------------------------------------------------------------
In Transit                  3.    Loss  of  Property   resulting  directly  from
                                  common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the Property is in transit anywhere:

                                  a. in an armored motor vehicle, including loading and unloading thereof,

                                  b. in the custody of a natural person acting as a messenger of the ASSURED, or

                                  c.    in  the  custody  of  a   Transportation
                                        Company  and  being   transported  in  a
                                        conveyance other than an armored motor vehicle provided, however, that covered Property transported in such manner is limited to the following:

                                        (1)   written records,

                                        (2)   securities  issued  in  registered
                                              form,  which are not  endorsed  or
                                              are restrictively endorsed, or

                                        (3)   negotiable instruments not payable
                                              to bearer,  which are not endorsed
                                              or are restrictively endorsed.

                                  Coverage under this INSURING CLAUSE begins immediately on the receipt of such Property by the natural person or Transportation Company and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 1 of 19

--------------------------------------------------------------------------------
Insuring Clauses
(continued)

Forgery Or Alteration       4.    Loss resulting directly from:

                                  a. Forgery on, or fraudulent material alteration of, any bills of exchange,
                                        checks,       drafts,       acceptances,
                                        certificates  of  deposits,   promissory
                                        notes, due bills,  money orders,  orders
                                        upon  public   treasuries,   letters  of
                                        credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of Property, or

                                  b. transferring, paying or delivering any funds or other Property, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other Property, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an Investment Company, or of any financial institution or Employee but which instructions, advices or applications either bear a Forgery or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial
                                        institution   or  Employee;

                                  excluding, however under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                                  For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

--------------------------------------------------------------------------------
Extended Forgery            5.    Loss  resulting   directly  from  the  ASSURED
                                  having, in good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

                                  a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original Securities, documents or other written instruments which prove to:

                                        (1)   bear a Forgery  or a  fraudulently
                                              material alteration,

                                        (2)   have been lost or stolen, or

                                        (3)   be Counterfeit, or

                                  b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any Securities, documents or other written instruments.

                                  Actual physical possession, and continued actual physical possession if taken as collateral, of such Securities, documents or other written instruments by an Employee, Custodian, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 2 of 19

[CHUBB LOGO]
--------------------------------------------------------------------------------

Insuring Clauses

Extended Forgery                  For the  purpose of this  INSURING  CLAUSE,  a
(continued)                       mechanically reproduced facsimile signature is
                                  treated the same as a handwritten signature.

--------------------------------------------------------------------------------
Counterfeit Money           6.    Loss  resulting  directly  from the receipt by
                                  the ASSURED in good faith of any Counterfeit money.

--------------------------------------------------------------------------------
Threats To Person           7.    Loss  resulting  directly  from  surrender  of
                                  Property away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an Employee as defined in Section 1.e. (1), (2) and (5), a
                                  Relative or invitee of such Employee, or a resident of the household of such Employee, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such Property:

                                  a. the Employee who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                                  b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                                  It is agreed that for purposes of this INSURING CLAUSE, any Employee of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such Employee has a legal or equitable interest.

--------------------------------------------------------------------------------
Computer System             8.    Loss resulting directly from fraudulent:

                                  a.    entries of data into, or

                                  b. changes of data elements or programs within,

                                  a Computer System, provided the fraudulent entry or change causes:

                                        (1)   funds  or  other  property  to  be
                                              transferred, paid or delivered,

                                        (2)   an  account  of the  ASSURED or of
                                              its customer to be added, deleted,
                                              debited or credited, or

                                        (3)   an   unauthorized   account  or  a
                                              fictitious  account  to be debited
                                              or credited.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 3 of 19

--------------------------------------------------------------------------------
Insuring Clauses
(continued)

Voice Initiated Funds       9.    Loss resulting  directly from Voice  Initiated
Transfer Instruction              Funds  Transfer  Instruction  directed  to the
                                  ASSURED  authorizing the transfer of dividends
                                  or redemption  proceeds of investment  Company
                                  shares  from a  Customer's  account,  provided
                                  such   Voice    Initiated    Funds    Transfer
                                  Instruction was:

                                  a. received at the ASSURED'S offices by those Employees of the ASSURED specifically authorized to receive the Voice Initiated Funds Transfer Instruction,

                                  b. made by a person purporting to be a Customer, and

                                  c. made by said person for the purpose of causing the ASSURED or Customer to sustain a loss or making an improper personal financial gain for such person or any other person.

                                  In order for coverage to apply under this INSURING CLAUSE, all Voice Initiated Funds Transfer Instructions must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

--------------------------------------------------------------------------------
Uncollectible Items of      10.   Loss  resulting   directly  from  the  ASSURED
Deposit                           having  credited  an  account  of a  customer,
                                  shareholder  or subscriber on the faith of any
                                  Items   of   Deposit   which   prove   to   be
                                  uncollectible, provided that the crediting of such account causes:

                                  a.    redemptions   or   withdrawals   to   be
                                        permitted,

                                  b.    shares to be issued, or

                                  c.    dividends to be paid,

                                  from an account of an Investment Company.

                                  In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold Items of Deposit for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such Items of Deposit.

                                  Items  of   Deposit   shall   not  be   deemed
                                  uncollectible until the ASSURED'S standard collection procedures have failed.

--------------------------------------------------------------------------------
Audit Expense               11.   Expense  incurred by the ASSURED for that part
                                  of the cost of audits or examinations required
                                  by any  governmental  regulatory  authority or
                                  self-regulatory  organization  to be conducted
                                  by  such  authority,   organization  or  their
                                  appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 4 of 19

[CHUBB LOGO]
--------------------------------------------------------------------------------

General Agreements

Additional Companies        A.    If more than one  corporation,  or  Investment
Included  As Assured              Company,   or  any   combination  of  them  is
                                  included as the ASSURED herein:

                                  (1) The total liability of the COMPANY under this Bond for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                                  (2) Only the first named ASSURED shall be deemed to be the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each Investment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                                  (3) The COMPANY shall not be responsible for the proper application of any payment made hereunder to the first named ASSURED.

                                  (4) Knowledge possessed or discovery made by any partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                                  (5) If the first named ASSURED ceases for any reason to be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

--------------------------------------------------------------------------------
Representation Made By      B.    The ASSURED represents that all information it
Assured                           has furnished in the APPLICATION for this Bond
                                  or otherwise  is  complete,  true and correct.
                                  Such   APPLICATION   and   other   information
                                  constitute part of this Bond.

                                  The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                                  Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 5 of 19

--------------------------------------------------------------------------------
General Agreements
(continued)

Additional Offices Or       C.    If  the  ASSURED,  other  than  an  Investment
Employees - Consolidation,        Company,  while this Bond is in force,  merges
Merger Or Purchase Or             or consolidates with, or purchases or acquires
Acquisition Of Assets Or          assets or liabilities of another  institution,
Liabilities - Notice To           the  ASSURED   shall  not  have  the  coverage
Company                           afforded  under  this Bond for loss which has:

                                  (1)   occurred or will occur on premises, or

                                  (2) been caused or will be caused by an employee, or

                                  (3) arisen or will arise out of the assets or liabilities,

                                  of such institution, unless the ASSURED:

                                  a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

                                  b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

                                  c. on obtaining such consent, pays to the COMPANY an additional premium.

--------------------------------------------------------------------------------
Change Of Control-          D.    When the ASSURED learns of a change in control
Notice To Company                 (other than in an Investment Company),  as set
                                  forth in  Section  2(a) (9) of the  Investment
                                  Company Act of 1940, the ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

                                  (1)   the   names   of  the   transferors  and
                                        transferees   (or  the   names   of  the
                                        beneficial    owners   if   the   voting
                                        securities  are  registered  in  another
                                        name),

                                  (2) the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

                                  (3) the total number of outstanding voting securities.

                                  Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

--------------------------------------------------------------------------------
Court Costs And             E.    The  COMPANY  will  indemnify  the ASSURED for
Attorneys' Fees                   court  costs and  reasonable  attorneys'  fees
                                  incurred and paid by the ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond.
                                  However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

                                  (1)   an Employee  admits to being guilty of
                                        Larceny or Embezzlement,

                                  (2) an Employee is adjudicated to be guilty of Larceny or Embezzlement, or

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 6 of 19

[CHUBB LOGO]
--------------------------------------------------------------------------------

General Agreements

Court Costs And                   (3)   in  the  absence  of 1 or  2  above,  an
Attorneys' Fees                         arbitration panel agrees, after a review
(continued)                             of an agreed  statement of facts between
                                        the  COMPANY  and the  ASSURED,  that an
                                        Employee   would  be  found   guilty  of
                                        Larceny or Embezzlement if such Employee were prosecuted.

                                  The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                                  If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                                  If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                                  If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable
                                  INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                                  If the  amount  demanded  is any such  suit or
                                  legal   proceeding   is  in   excess   of  the
                                  DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                                  Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 7 of 19

--------------------------------------------------------------------------------
Conditions And
Limitations

Definitions           1.    As used in this Bond:

                            a. Computer System means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                            b. Counterfeit means an imitation of an actual valid original which is intended to deceive and be taken as the original.

                            c. Custodian means the institution designated by an Investment Company to maintain possession and control of its assets.

                            d. Customer means an individual, corporate, partnership, trust customer, shareholder or subscriber of an Investment Company which has a written agreement with the ASSURED for Voice Initiated Funds Transfer Instruction.

                            e.    Employee means:

                                  (1)   an officer of the ASSURED,

                                  (2) a natural person while in the regular service of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

                                  (3)   a  guest  student  pursuing  studies  or
                                        performing   duties   in   any   of  the
                                        ASSURED'S premises,

                                  (4) an attorney retained by the ASSURED and an employee of such attorney while either is performing legal services for the ASSURED,

                                  (5) a natural person provided by an employment contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

                                  (6) an employee of an institution merged or consolidated with the ASSURED prior to the effective date of this Bond,

                                  (7) a director or trustee of the ASSURED, but only while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to Property of the ASSURED, or

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 8 of 19

[CHUBB LOGO]
--------------------------------------------------------------------------------

Conditions And
Limitations

Definitions                       (8)   each  natural  person,   partnership  or
(continued)                             corporation    authorized   by   written
                                        agreement  with the  ASSURED  to perform
                                        services as electronic data processor of
                                        checks  or  other   accounting   records
                                        related to such checks but only while such person, partnership or corporation is actually performing such services and not:

                                        a.    creating, preparing,  modifying or
                                              maintaining the ASSURED'S computer
                                              software or programs, or

                                        b.    acting as transfer agent or in any
                                              other  agency  capacity in issuing
                                              checks,  drafts or securities  for
                                              the ASSURED,

                                  (9) any partner, officer or employee of an investment advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment Company.

                                        The term Employee  shall not include any
                                        partner,   officer  or   employee  of  a
                                        transfer agent, shareholder accounting recordkeeper or administrator:

                                        a.    which   is  not   an   "affiliated
                                              person"  (as  defined  in  Section
                                              2(a) of the Investment Company Act
                                              of 1940) of an Investment  Company
                                              or of the  investment  advisor  or
                                              underwriter  (distributor) of such
                                              Investment Company, or

                                        b.    which is a "bank"  (as  defined in
                                              Section  2(a)  of  the  Investment
                                              Company Act of 1940).

                                              This Bond does not afford coverage
                                              in  favor  of  the   employers  of
                                              persons  as set  forth in e.  (4),
                                              (5)  and  (8)   above,   and  upon
                                              payment  to  the  ASSURED  by  the
                                              COMPANY  resulting  directly  from
                                              Larceny or Embezzlement  committed
                                              by any of the  partners,  officers
                                              or  employees  of such  employers,
                                              whether   acting   alone   or   in
                                              collusion    with    others,    an
                                              assignment    of   such   of   the
                                              ASSURED'S  rights  and  causes  of
                                              action as it may have against such
                                              employers  by  reason of such acts
                                              so committed  shall, to the extent
                                              of such  payment,  be given by the
                                              ASSURED  to the  COMPANY,  and the
                                              ASSURED  shall  execute ail papers
                                              necessary to secure to the COMPANY
                                              the rights provided for herein.

                                        Each employer of persons as set forth in
                                        e.(4),   (5)  and  (8)   above  and  the
                                        partners,  officers and other  employees
                                        of such employers shall  collectively be
                                        deemed  to be one  person  for  all  the
                                        purposes   of  this   Bond;   excepting,
                                        however,  the fifth paragraph of Section
                                        13.

                                        Independent contractors not specified in e.(4), (5) or (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered Employees.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                          Page 9 of 19

--------------------------------------------------------------------------------
Conditions And
Limitations

Definitions                 f.    Forgery  means  the  signing  of the  name  of
(continued)                       another  natural  person  with the  intent  to
                                  deceive  but does not mean a  signature  which
                                  consists  in  whole  or in part of  one's  own
                                  name,  with  or  without  authority,   in  any
                                  capacity for any purpose.

                            g.    Investment   Company   means  any   investment
                                  company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                            h. Items of Deposit means one or more checks or drafts drawn upon a financial institution in the United States of America.

                            i.    Larceny  or  Embezzlement   means  larceny  or
                                  embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                            j. Property means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                            k. Relative means the spouse of an Employee or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such Employee or partner and being related to them by blood, marriage or legal guardianship.

                            l. Securities, documents or other written instruments means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 10 of 19

[CHUBB LOGO]
--------------------------------------------------------------------------------

Conditions And
Limitations

Definitions                 m.    Subsidiary means any organization that, at the
(continued)                       inception  date of this Bond,  is named in the
                                  APPLICATION  or is  created  during  the  BOND
                                  PERIOD and of which  more than  fifty  percent
                                  (50%) of the outstanding  securities or voting
                                  rights  representing the present right to vote
                                  for   election  of   directors   is  owned  or
                                  controlled by the ASSURED either directly or through one or more of its subsidiaries.

                            n. Transportation Company means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

                            o. Voice Initiated Election means any election concerning dividend options available to Investment Company shareholders or subscribers which is requested by voice over the telephone.

                            p. Voice Initiated Redemption means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

                            q. Voice Initiated Funds Transfer Instruction means any Voice Initiated Redemption or Voice Initiated Election.

                            For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

--------------------------------------------------------------------------------
General Exclusions -  2.    This bond does not directly or indirectly cover:
Applicable to All
Insuring Clauses            a.    loss not  reported  to the  COMPANY in writing
                                  within sixty (60) days after termination of this Bond as an entirety;

                            b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                            c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

                            d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                            e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                            f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

                            g. loss resulting from indirect or consequential loss of any nature;

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 11 of 19

--------------------------------------------------------------------------------
Conditions And
Limitations

General Exclusions -        h.    loss  resulting  from  dishonest  acts  by any
Applicable to All                 member of the Board of  Directors  or Board of
Insuring Clauses                  Trustees   of  the   ASSURED  who  is  not  an
(continued)                       Employee,  acting alone or in  collusion  with
                                  others;

                            i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any Employee:

                                  (1)   of any law regulating:

                                        a.    the issuance,  purchase or sale of
                                              securities,

                                        b.    securities     transactions     on
                                              security or commodity exchanges or
                                              the over the counter market,

                                        c.    investment companies,

                                        d.    investment advisors, or

                                  (2) of any rule or regulation made pursuant to any such law; or

                            j. loss of confidential information, material or data;

                            k. loss resulting from voice requests or instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

--------------------------------------------------------------------------------
Specific              3.    This Bond does not directly or indirectly cover:
Exclusions -
Applicable To All           a.    loss caused by an Employee, provided, however,
Insuring Clauses                  this  Section  3.a.  shall  not  apply to loss
Except Insuring                   covered under  INSURING  CLAUSE 2. or 3. which
Clause 1.                         results directly from misplacement, mysterious
                                  unexplainable  disappearance,   or  damage  or
                                  destruction of Property;

                            b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

                                  (1) to do bodily harm to any natural person, except loss of Property in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this Section 3.b. shall not apply to INSURING CLAUSE 7., or

                                  (2) to do damage to the premises or Property of the ASSURED;

                            c.    loss   resulting   from   payments   made   or
                                  withdrawals   from   any   account   involving
                                  erroneous credits to such account;

                            d. loss involving Items of Deposit which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

                            e.    loss of property while in the mail;

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 12 of 19

[CHUBB LOGO]
--------------------------------------------------------------------------------

Conditions And
Limitations

Specific Exclusions -       f.    loss resulting from the failure for any reason
Applicable To All                 of a financial or depository institution,  its
Insuring Clauses Except           receiver or other liquidator to pay or deliver
Insuring Clause 1.                funds  or  other   Property   to  the  ASSURED
(continued)                       provided  further that this Section 3.f. shall
                                  not  apply  to  loss  of  Property   resulting
                                  directly from robbery, burglary, misplacement,
                                  mysterious    unexplainable     disappearance,
                                  damage,   destruction   or  removal  from  the
                                  possession, custody or control of the ASSURED.

                            g. loss of Property while in the custody of a Transportation Company, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                            h. loss resulting from entries or changes made by a natural person with authorized access to a Computer System who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's Computer System; or

                            i. loss resulting directly or indirectly from the input of data into a Computer System terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

--------------------------------------------------------------------------------
Specific              4.    This bond does not directly or indirectly cover:
Exclusions -
Applicable To All           a.    loss  resulting  from the  complete or partial
Insuring Clauses                  non-payment  of or default on any loan whether
Except Insuring                   such  loan  was  procured  in  good  faith  or
Clauses 1., 4.,                   through  trick,   artifice,   fraud  or  false
And 5.                            pretenses;  provided,  however,  this  Section
                                  4.a. shall not apply to INSURING CLAUSE 8.;

                            b.    loss resulting from forgery or any alteration;

                            c.    loss   involving   a   counterfeit   provided,
                                  however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

--------------------------------------------------------------------------------
Limit Of Liability/   5.    At all times prior to termination of this Bond, this
Non-Reduction And           Bond shall continue in force for the limit stated in
Non-Accumulation Of         the   applicable   sections   of   ITEM  2.  of  the
Liability                   DECLARATIONS,  notwithstanding any previous loss for
                            which the  COMPANY may have paid or be liable to pay
                            under  this  Bond   provided,   however,   that  the
                            liability of the COMPANY under this Bond with respect to all loss resulting from:

                            a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no Employee is concerned or implicated, or

                            b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, or

                            c. all acts, other than those specified in a. above, of any one person, or

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 13 of 19

--------------------------------------------------------------------------------
Conditions And
Limitations

Limit Of Liability/Non-     d.    any one  casualty  or event  other  than those
Reduction And                     specified in a., b., or c. above,
Non-Accumulation Of
Liability (continued)       shall be deemed to be one loss and shall be  limited
                            to the applicable  LIMIT OF LIABILITY stated in ITEM
                            2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

                            All acts, as specified in c. above, of any one person which

                            i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

                            ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

--------------------------------------------------------------------------------
Discovery             6.    This Bond applies only to loss first  discovered  by
                            an officer of the  ASSURED  during the BOND  PERIOD.
                            Discovery occurs at the earlier of an officer of the ASSURED being aware of:

                            a. facts which may subsequently result in a loss of a type covered by this Bond, or

                            b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                            regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

--------------------------------------------------------------------------------
Notice To Company -   7.    a.    The  ASSURED shall  give  the  COMPANY  notice
Proof - Legal                     thereof at the  earliest  practicable  moment,
Proceedings Against               not to exceed sixty (60) days after  discovery
Company                           of loss, in an amount that is in excess of 50%
                                  of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

                            b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                            c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                            d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                            e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 14 of 19

[CHUBB LOGO]
--------------------------------------------------------------------------------

Conditions And
Limitations

Notice To Company -         f.    Proof of loss involving  Voice Initiated Funds
Proof - Legal Proceedings         Transfer  Instruction shall include electronic
Against Company                   recordings of such instructions.
(continued)

--------------------------------------------------------------------------------
Deductible Amount     8.    The COMPANY  shall not be liable  under any INSURING
                            CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

                            There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

--------------------------------------------------------------------------------
Valuation             9.    BOOKS OF ACCOUNT OR OTHER RECORDS

                            The value of any loss of Property consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                            The value of any loss of Property other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such Property on the business day immediately preceding discovery of such loss provided, however, that the value of any Property replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such Property shall be the actual market value at the time of replacement.

                            In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties.

                            OTHER PROPERTY

                            The value of any loss of Property, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such Property with Property of like quality and value, whichever is less.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 15 of 19

--------------------------------------------------------------------------------
Conditions And
Limitations
(continued)

Securities Settlement 10.   In the event of a loss of  securities  covered under
                            this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

                            The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                            a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                            b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                            c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

                            The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                            The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                            The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

--------------------------------------------------------------------------------
Subrogation -
Assignment - Recovery 11.   In the  event of a  payment  under  this  Bond,  the
                            COMPANY shall be subrogated to all of the ASSURED'S rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

                            Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                            a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

                            b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                            c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 16 of 19

[CHUBB LOGO]
--------------------------------------------------------------------------------

Conditions And
Limitations

Subrogation - Assignment -  d.    fourth,  to the ASSURED in  satisfaction of
Recovery                          any  loss  suffered  by  the  ASSURED which
(continued)                       was not covered under this Bond.

                                  Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

--------------------------------------------------------------------------------
Cooperation Of
Assured               12.   At the COMPANY'S request and at reasonable times and
                            places designated by the COMPANY, the ASSURED shall:

                            a. submit to examination by the COMPANY and subscribe to the same under oath,

                            b. produce for the COMPANY'S examination all pertinent records, and

                            c. cooperate with the COMPANY in all matters pertaining to the loss.

                            The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

--------------------------------------------------------------------------------
Termination           13.   If the Bond is for a sole  ASSURED,  it shall not be
                            terminated  unless  written  notice  shall have been
                            given by the acting party to the affected  party and
                            to   the   Securities   and   Exchange   Commission,
                            Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                            If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED Investment Companies and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                            This Bond will terminate as to any one ASSURED, other than an Investment Company:

                            a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

                            b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                            c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

                            The  COMPANY  shall  refund  the  unearned   premium
                            computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 17 of 19

--------------------------------------------------------------------------------
Conditions And
Limitations

Termination                 If any  partner,  director,  trustee,  or officer or
(continued)                 supervisory  employee  of an  ASSURED  not acting in
                            collusion with an Employee learns of any dishonest act committed by such Employee at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

                            a. shall immediately remove such Employee from a position that would enable such Employee to cause the ASSURED to suffer a loss covered by this Bond; and

                            b. within forty-eight (48) hours of learning that an Employee has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

                            The COMPANY may terminate coverage as respects any Employee sixty (60) days after written notice is received by each ASSURED Investment Company and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such Employee.

--------------------------------------------------------------------------------
Other Insurance       14.   Coverage  under this Bond shall apply only as excess
                            over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

                            a.    the ASSURED,

                            b.    a Transportation Company, or

                            c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the Property involved.

--------------------------------------------------------------------------------
Conformity            15.   If any limitation  within this Bond is prohibited by
                            any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

--------------------------------------------------------------------------------
Change or             16.   This Bond or any  instrument  amending or  affecting
Modification                this Bond may not be changed or modified orally.  No
                            change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

                            If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty
                            (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 18 of 19

[CHUBB LOGO]
--------------------------------------------------------------------------------

Conditions And
Limitations

Change or Modification      If this  Bond is for a joint  ASSURED,  no charge or
(continued)                 modification which would adversely affect the rights
                            of the  ASSURED  shall be  effective  prior to sixty
                            (60) days after written notice has been furnished to
                            all  insured   Investment   Companies   and  to  the
                            Securities  and  Exchange  Commission,   Washington,
                            D.C., by the COMPANY.

--------------------------------------------------------------------------------
ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98)                                         Page 19 of 19